UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESS Tech, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

26916J106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26916J106

1.	Names of Reporting Persons BASF Venture Capital GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 9,214,562 shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 9,214,562 shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,214,562 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)

Percentage ownership is based on 144,675,733 shares of the Issuer’s outstanding common stock as of November 30, 2021, as reported by the Issuer in its Amendment No. 1 to its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2021.

Item 1(a)	Name of Issuer:

ESS Tech, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

26440 SW Parkway Ave

Wilsonville, OR 97070

Item 2(a)	Name of Person Filing:

BASF Venture Capital GmbH

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Benckiserplatz 1, Building BE01

Ludwigshafen, Germany 67059

Item 2(c)	Citizenship:

BASF Venture Capital GmbH is incorporated in Germany

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

26916J106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of cover page.

(b)	Percent of class:

See Row 11 of cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

BASF Venture Capital GmbH

By:	/s/ Markus Solibieda
Name:	Markus Solibieda
Title:	Managing Director